EXHIBIT K1: TEST THE WATERS

The King Henry


PROJECT PREVIEW
FIREHOUSE SQUARE

$0 raised

OPEN TO EVERYONE

Reg CF
NSSC Funding Portal, LLC

0% of $300,000 min goal raised

0% of $1,000,000 max goal raised

0 investors with **0** days left to invest

Converting surface parking to new housing in Old Town Alexandria.

TEST THE WATERS DISCLAIMER

Old King Henry LLC is considering a capital raise and is "testing-the-waters" under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the SmallChange.co platform. An indication of interest involves no obligation or commitment of any kind.

If you are interested in investing, please email hello@smallchange.co

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OFFERING HIGHLIGHTS

- $41.12M project cost
- Infill housing project
- Old Town Alexandria
- 50 units + 142 parking spaces
- Preferred equity
- 30 - 60 month investment horizon
- Closes Nov 30 2023
- Cancel investment through Nov 28 2023

DOCUMENTS

- Project overview
- Investment agreement
- Risks of investing
- Budget + summary
- Return calculation

HIGHLIGHTS

- **Black-owned.** Project led by a Black developer.
- **Urban density.** Conversion of surface parking lots into much-needed housing.
- **Sustainable.** Efficient robotic solution. LEED-rated.
- **Location.** Top of Travel + Leisure's best places to travel 2021 and a Condé Nast Traveler top 5 best small cities in the US, 2022.
- **Mobility.** Walk to a water taxi or metro.
- **Walker's paradise.** Walk score of 98. Convenient biking too.
- **Experience.** Experienced development team.

RENDERINGS


FIREHOUSE SQUARE

ABOUT THE PROJECT

Historic Alexandria in Virginia is just five miles south of Washington DC, a water taxi ride away from the National Harbor and a bike ride from Mount Vernon. The city is nationally recognized for its rich history and beautifully preserved 18th- and 19th-century architecture. Voted one of Travel + Leisure's best places to travel in 2021 and a Condé Nast Traveler top five best small city in the US, 2022, Alexandria has a cosmopolitan feel and a walkable lifestyle. On Old Town Alexandria's King Street mile you'll find more than 200 independent restaurants and boutiques, intimate historic museums and new happenings at the waterfront.

Alexandria was founded in 1749 and boasts the nation's third oldest historic district, with much of the real estate protected under historic preservation guidelines. This rich historic and cultural legacy not only creates the city's unique sense of place, but also represents one of its primary economic and cultural assets and preservation is carefully nurtured. As a result there is not much opportunity for new development.

Wall Street Capital Development Partners (the "Developer") has negotiated with the city to develop an infill housing project in the heart of the central business district, on lots that are currently used for surface parking. Four distinct buildings are planned to be built on two sites at 912-920 King Street and 116 S. Henry Street, providing a total of 50 new residential units and replacing the surface parking with a parking deck and automated parking system that will augment the existing parking (the "Project").

Each of the four buildings planned are distinct in character.

- 912-920 King Street is planned as 31 residential units with approximately 3,650 square feet of retail
- 116 S Henry Street is planned as 17 residential Units with approximately 1,500 square feet of retail
- 109 S Patrick Street is planned as a 4-story luxury 2-over-2 townhouse project
- Downham Way Parking System will be located in the alley between 116 S Henry and 109 S Patrick and accessible from both streets. 142 parking spaces are planned to serve both the residential and retail uses.

The Project site is less than a half-mile in each direction to the Potomac waterfront and the Metro station which provides immediate access to downtown Washington DC. The location is a walker's paradise with a walk score of 98 and convenient biking as well.

The Project sits in an area with very high barriers to entry, meaning that some other developer cannot just buy the lot next door and build a competing product. This is due to the historic nature of the location and the very limited parking in the area. One of the biggest complaints that residents of Alexandria have is that visitors and guests park on the residential streets. This results in reduced privacy and noise as visitors walk through the neighborhoods late at night at closing time for local bars and restaurants.

The Company is planning to build an additional 142 parking spaces, replacing the 40 that currently exist, with 50 assigned for tenant use and the remaining 92 for visitor and municipal parking, in a structured robotic parking solution. The City plans to lease visitor parking spaces from the Company, providing a continuous revenue stream to the Project. The city also has the first right of refusal to purchase the parking building if/when the Project is sold.

The anticipated project milestones are as follows:

August 2023 - Permits in hand

September 2023 - Purchase the properties

October 2023 - Construction start

January 2025 - Lease up commences with first 7 units completed

August 2025 - Construction complete and lease up complete.

October 2028 - Potential sale of the Project and return of profits to Investors.

The project team is planned to include:

- Architect: WinStanley Architects and Planners
- Interior Design: ICI Interiors
- General Contractor: JAP Construction
- Engineering: Bowman
- Engineering: Seal Engineering, Inc.
- Environmental Consultants: Wetland Studies and Solutions, Inc.
- Civil Engineering: R.C. Fields & Associates, Inc.
- Acoustics: Hush Acoustics
- Inspections: Stevenson Consulting, Inc.
- Sales Manager: Gates Hudson
- Leasing: McWilliams Ballard
- Parking Manager: Westfalia Parking
- Property Manager: Gates Hudson

You can read additional details in this downloadable Project Overview.

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ABOUT THE CHANGE

SMALL CHANGE INDEX™


PEOPLE
PROJECT
PLACE

PEOPLE		PROJECT		PLACE	
Minority-owned	✓	Affordable housing		In an urban metro area	✓
Woman-owned	✓	Infill	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walkable/Bikeable	✓
Community benefits agreement		Minimal site impact		Access to public transit	✓
Community equity participation	✓	LEED-rated	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources		Fresh food easily accessible	✓

ABOUT THE PROJECT


912-920 King Street & 116 S Henry Street
Multifamily Mixed Use Property
Old Town, Alexandria

ABOUT THE MARKET

Alexandria is one of the oldest and most historic cities in America. With its depth of historic buildings and cobblestone streets, it's very easy to understand why the city, state and Federal government have an interest in Alexandria flourishing. It has the added bonus of proximity to Washington DC, acting as a bedroom community for the capital on the opposite shore of the Potomac River.

There is a shortage of new housing in the urban core which is full of historic buildings that cannot be torn down, and are further encumbered by height restrictions. The residents who live there struggle with large numbers of visitors to the city in the evening and on weekends, making parking difficult. The proposed project tackles both of these issues, adding 50 new housing units and replacing 40 existing parking spaces with 142. The project site has the added advantage of a very high walk score, with both the DC metro line and the Potomac waterfront just 0.5 miles away. Our tenants will be able to walk out of the door and be in the middle of all the action.

The average income in Alexandria is $120,000 and 65% of the community has an advanced college degree. 90% have health insurance and 66% are paying below 35% of their income in rent so they have disposable income to support local goods and services. Unemployment is below 3% and the median age is 38, resulting in a younger, vibrant community.

Units are expected to average 806 s.f. and rent for approximately $3,959 per month or $4.91 per s.f. This is inline with current market rate rents nearby. Please see Exhibit I for detailed comparables.

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ABOUT THE SITE


P
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ABOUT THE DEVELOPER



Joel Miller serves as CEO of Wall Street Capital Partners (Advisors), a Real Estate Syndication firm based out of Atlanta GA, which specializes in sourcing and arranging debt and equity for acquisitions, development and recapitalization of Commercial Real Estate. The firm also invests its own acquisition and development projects as a GP investor. Current pipeline includes over 1,100 of Multifamily units primarily in Atlanta and the mid - Atlantic region. Joel has also been responsible for the intrinsic planning of site development for the execution of conservation strategies. He formerly served as head of Private Equity Fund Management & Investor relations related to Real Estate tax mitigation strategies for Cambridge Capital Partners (CCP). A boutique international investment bank focused on tax mitigation, capital markets, conservation easement strategies, and management advisory services. CCP was built on a platform of delivering tax efficiency with global business solutions. CCP's clients include numerous banks, investors, and Fortune 500 companies throughout the Americas and Europe.

Joel began his career in New York City at U.S. Trust Co., After strengthening his acumen under some of Wall Street's most influential financial strategists, he founded what would become Wall Street Capital Funding. Under the tutelage of Prudential Securities executives, at 28, he became one of the youngest CEO mortgage bankers in the history of the United States. The firm was ranked as one of the Top 10 Most Dependable Mortgage Companies in the SE. He has served as strategic adviser to one of the nation's top ten wholesale mortgage banks and has served as a consultant on financial institution mergers. He has served as an adjunct Professor of Economics at the Clayton State University - Management School of Business. In late 2008, he received the privilege of being a tertiary adviser to President Barack Obama's Transition Team on the topics of housing and the economy related to the residential Real Estate crisis of 2008. The Atlanta Business Journal named Joel one of the Top 40 under 40. He was also the host and producer of the "Mortgage Minute" and "The Joel Miller Show" on Business Radio 1160 AM The CFO, as well as a regular contributor to CNBC.

Currently, Joel also produces and hosts the Morning's w/ Joel Commercial Real Estate Podcast which interviews and highlights the achievements of minorities in the CRE space. He also teaches the Capital Markets class for Project REAP. This fulfilled a commitment he made to stay accessible and to open his "Rolodex" to expose and encourage the next generation of CRE minorities to opportunities in the CRE space. Joel lives in Atlanta, has been married over 30 years, and has two sons. He enjoys worldwide travel, swimming and spending his free time researching and sampling fine wines for his cellar.



Timothy T. Mulcahy oversees all relationships related to construction oversight and vendor relations for Wall Street Capital Partners. Prior to this, he was Regional President for Lennar Multifamily where he initiated a new development Division in the Mid-Atlantic Northeast Region concentrating on the development, construction, management, and ownership of residential mixed-use communities. There he

- Supervised the entire spectrum of real estate development including site location, contract negotiation, development approvals, financing, construction, and leasing
- Was responsible for the relationships with the design team, jurisdictional authorities, third party general contractors, in house construction team, equity partners, and financial institutions
- Initiated development and/or construction of 2550 residential units in seven communities with 124,000 square feet of first floor retail. Total Development Costs were approximately $900 million
- Directed the financing of two projects with 480 units through prior banking relationships. Total debt financing of approximately $82 million
- Profitably managed an office of approximately 25 individuals

Amongst development experience dating back over 30 years, Tim also founded and managed Forefront Company from 2017 - 2020, a developer and contractor focused in the mid-Atlantic, and was president and partner of Redbrick Development Group in Washington DC from 2007 - 2013. He has been responsible for the development of 14,000 residential units to date.

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ABOUT THE FINANCES

The Project is expected to cost approximately $41.12 million to develop from ground up, including land acquisition costs of approximately $9.15 million and hard costs of $27.13 million. It will be financed with a construction loan of approximately $24.67 million (60% of the total anticipated costs) and the remainder in equity, $1 million of which will be raised through this offering. The Company is contributing $1,077,324 towards the total equity required.

The financing assumptions to purchase and develop the project are summarized below:

Anticipated project costs	
Land purchase	$8,800.000
Closing costs	$355,040
Soft costs	$4,837,143
Hard costs (inlcuding contingency)	$26,521,442
Commercial (TI, Legal + Commissions)	$605,615
Total project costs	**$41,119,240**
Anticipated sources	
Bank loan	$24,671,544
Equity by Company (General Partners)	$1,077,324
Equity by Investor Members (Limited Partners)	$15,370,372
Total sources	**$41,119,240**

No distributions will be made to investors until the buildings are occupied and generating net income. We estimate that the first units will be available for lease 15 months after construction starts. The Company plans to refinance loans and return invested funds around month 30, at which time we will have reached stabilization. If refinancing is not prudent we will look to sell by month 60.

If the Company were to sell the Project at month 60, gross Sales proceeds of over $60 million are anticipated. After all equity has been returned, the Company would expect to have almost $3 million in cash to distribute. For a more detailed project budget, please review the Development Budget and Project Summary.

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HOW WILL THIS WORK FOR YOU?

We have created a mathematical calculation based on our current assumptions about the project's completion and operations. This calculation shows what a $5,000 investment might return $15,438, or a multiple of 3.09X, to you over a 5-year period. Some of these assumptions will prove to be inaccurate, possibly for the reasons described in this Risks of Investing document. Therefore the results of investing illustrated below are likely to differ in reality, for better or for worse, possibly by a large amount.

Please review the LLC Agreement for additional detail on how distributions will be made.

We estimate that the first units will be available for lease 15 months after construction starts. We plan to refinance loans and return invested funds around month 30, at which time we will have reached stabilization. If refinancing is not prudent we will look to sell by month 60.

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AUTOMATED PARKING



ABOUT THE OFFERING

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a scattered site, multi-family real estate project in Alexandria, VA. Four buildings are planned with a total of 50 units and a parking deck and automated parking garage.

- The minimum amount the Company is trying to raise in this offering – our "target amount" – is $300,000. If we have not raised at least the target amount by November 30, 2023 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.
- The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $100. As part of the investment process, you will be asked to sign our Investment Agreement.
- If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.
- If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.
- You can cancel all or any portion of your investment commitment until 11:59 pm EST on November 28, 2023 (48 hours before the offering deadline). To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.
- If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

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ABOUT THE RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

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